July 29, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Rufus Decker
Angela Lumley
Alyssa Wall
Taylor Beech

Re:	Agencia Comercial Spirits Ltd.
Registration Statement on Form F-1
Filed July 10, 2025 File No. 333-288600

Ladies and Gentlemen:

On behalf of our client, Agencia Comercial Spirits Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 21, 2025 on the Company’s Registration Statement on Form F-1 filed on July 10, 2025. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated July 21, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form F-1

Exhibit Index, page II-4

1.	Please include an auditor consent in your next amendment. Refer to Item 8 of Form F-1 and Item 601 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that an auditor consent has been submitted as Exhibit 23.1 to the Revised Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765